Exhibit 99.9

KPMG LLP

205 5th Avenue SW

Suite 3100

Calgary AB T2P 4B9

Tel 403-691-8000

Fax 403-691-8008

www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of Obsidian Energy Ltd.

We consent to the use of:

•
our report dated February 24, 2025 on the consolidated financial statements of Obsidian Energy Ltd. (the “Entity”) which comprise the consolidated balance sheets as at December 31, 2024 and 2023, the related consolidated statements of income (loss), cash flows and changes in shareholders’ equity for each of the years then ended, and the related notes; and
•
our report dated February 24, 2025 on the effectiveness of the Entity’s internal control over financial reporting as of December 31, 2024 each of which is included in the Annual Report on Form 40-F of the Entity for the fiscal year ended December 31, 2024.

We also consent to the incorporation by reference of such report in the Registration Statement (No. 333-281223) on Form F-3 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants

Calgary, Canada

February 25, 2025

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private

English company limited by guarantee. KPMG Canada provides services to KPMG LLP.